UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 – Final Amendment)*

ARC Group Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

00213H 105

(CUSIP Number)

Arlan Clayton

7406 Monte Verde

Sarasota, FL 34238

(941) 929-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00213H 105

1	Name of Reporting Person Arlan Clayton
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 939,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 939,500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 939,500
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 4.986% *
14	Type of Reporting Person* IN

*	Based upon 18,843,252 shares outstanding on February 7, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2017.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Amendment”) is being filed by the Arlan Clayton (the “Reporting Person”) to disclose certain transactions in the Common Stock, par value $0.005, issued by ARC Group Worldwide, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2012 (as previously amended, the “Initial Schedule 13D”), on behalf of the Reporting Person. As a result of the transactions disclosed herein, the Reporting Person beneficially owns less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment constitutes the final amendment to the Initial Schedule 13D and an exit filing for the Reporting Person. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Initial Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

During October through March 2016, the Reporting Person sold, donated to charity or otherwise transferred, in a series of transactions, a total of 519,338 shares of the Issuer’s Common Stock. As a result of the foregoing transactions, the Reporting Person currently beneficially owns 939,500 shares of the Issuer’s Common Stock, which represents less than 5% of the outstanding Common Stock of the Issuer based upon 18,843,252 shares of Common Stock outstanding on February 7, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2017

/s/ Arlan Clayton
Arlan Clayton

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